Exhibit 20

PPG Industries


Contact:  John S. Ruch	412-434-2445


                              FOR IMMEDIATE RELEASE


PPG, PILKINGTON SETTLE
GLASS TECHNOLOGY DISPUTE

PITTSBURGH, April 4 -- PPG Industries announced today it and
Pilkington plc of England have agreed to settle all claims between the companies relating to glass technology.
	  Both companies have agreed to dismiss all actions on the basis of no finding of fault on either side. Under terms of the settlement, Pilkington will pay PPG $50 million, being reimbursement of $36 million paid by PPG to Pilkington after an earlier litigation and a contribution toward balancing of legal costs.
	  PPG had alleged violations of United States antitrust laws by Pilkington with respect to float glass production technology and sales. Pilkington had alleged violations by PPG of certain licensing arrangements for glass technology.
	  The settlement eliminates all claims between the companies concerning float-process technology for making flat glass. Each party also agreed generally that it would file no future claims against the other, or their subsidiaries or licensees, relating to float glass technology.
	  Guy A. Zoghby, PPG senior vice president and general counsel, said "the settlement ends a long series of disputes with Pilkington and confirms PPG's worldwide freedom to use and license float glass technology."